UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                 Form 40-F ☐

                                                                                                                                                                                    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Transformational Strategic Transaction with Galaxy dated 28 December 2022

Press Release

28 December 2022

Argo Blockchain plc

("Argo" or "the Company")

Announcement of Transformational Strategic Transactions with Galaxy Digital Holdings, Ltd.

●   Argo's subsidiary to sell its Helios facility to Galaxy for $65 million (£54 million) and refinance asset-backed loans with a new $35 million (£29 million) loan with Galaxy

●   Transactions will reduce total indebtedness by $41 million (£34 million) and simplify Argo's operating structure

●   Argo will maintain ownership of all mining machines, and Galaxy will host Argo's fleet of Bitmain S19J Pros at Helios

●   Transactions will strengthen Argo's balance sheet, improve Argo's liquidity position, and enable the Company to continue operations

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK), a global leader in cryptocurrency mining, announces that it has entered into definitive agreements with Galaxy Digital Holdings, Ltd. (TSX: GLXY) ("Galaxy") under which an Argo subsidiary will sell its Helios facility in Dickens County, Texas for $65 million (£54 million) and refinance its asset-backed loans. Additionally, Galaxy has agreed to host Argo's mining machines located at Helios. The transactions are expected to close on Wednesday, 28 December 2022.

Sale of Helios to Galaxy and New Asset-Backed Loan

Pursuant to an equity purchase agreement, an Argo subsidiary will sell its Helios facility and real property in Dickens County, Texas and related assets to Galaxy for $65 million (£54 million), subject to customary post-closing adjustments. In addition, Galaxy will provide Argo with a new asset-backed loan in an aggregate principal amount of $35 million (£29 million) with an initial term of 36 months. This financing will be secured by a collateral package that includes 23,619 Bitmain S19J Pro mining machines currently operating at Helios and certain machines located at Argo's Canadian data centers. Argo has agreed to guarantee, on an unsecured basis, its subsidiaries' obligations under the definitive agreements, and along with its other subsidiaries, has agreed to guarantee, on an unsecured basis, and provide certain additional collateral for, the financing. The Company has also committed to working with Galaxy to ensure a smooth transition at Helios and minimize any disruption to operations.

The cash proceeds received from the sale of Helios, along with a portion of the borrowings under the asset-backed loan, will be used to repay all existing indebtedness, prepayment interest, and other fees of approximately $84 million (£70 million) and $1 million (£1 million), owed to NYDIG ABL LLC and North Mill Commercial Finance, LLC, respectively. Upon this repayment, approximately $6 million (£5 million) will be returned to the Company from a collateral account controlled by NYDIG ABL LLC.

Hosting Agreement

Under a two-year hosting agreement with Galaxy, Argo's 23,619 Bitmain S19J Pro mining machines currently operating at Helios will remain in operation at Helios. As the owner of Helios, Galaxy intends to enter into a fixed-price power purchase agreement ("PPA") with a licensed retail electricity provider to procure electricity for the facility. The hosting agreement provides that Argo will have access to this electricity at the PPA rate. Argo will pay Galaxy a hosting fee and will collaborate on designing a curtailment strategy in order to participate in certain demand response programs offered by the Electric Reliability Council of Texas, which manages the Texas power grid.

The hosting agreement allows Argo to keep its mining machines operating at Helios and mitigate any mining machine downtime from the sale of the Helios facility. Furthermore, the Company believes that the immersion-cooling system it developed and implemented at Helios provides for a superior operating environment for these machines, representing approximately 2.36 EH/s.

Renewed Focus on Canadian Operations

The Company's Canadian assets are not affected by the agreements with Galaxy except for the use of certain mining machines and other assets located in Quebec as collateral for the asset-backed loan. Initially, Argo plans to refocus its efforts on growing and optimizing operations at its two data centers in Quebec, which are powered fully by low-cost hydroelectricity. The Company currently has approximately 140 PH/s of hashrate capacity at its Baie-Comeau and Mirabel facilities, which have 15 MW and 5 MW of power capacity, respectively.

Third Quarter Earnings Results and Suspension of Trading on Nasdaq

In light of the transaction with Galaxy, the Company will not report earnings results for Q3 2022 at this time. The Company is designated by the SEC as a foreign private issuer and is required to comply with regulatory filing requirements in its home market. The UK Financial Conduct Authority requires semi-annual reporting of financial results.

As previously disclosed, the Company requested a suspension of trading of its ADSs and unsecured notes on Nasdaq on Tuesday, 27 December 2022. Trading on Nasdaq is expected to resume on Wednesday, 28 December 2022 when both the London Stock Exchange and the Nasdaq are open for trading.

Management Commentary

Peter Wall, Argo's Chief Executive, said, "This transaction with Galaxy is a transformational one for Argo and benefits the Company in several ways. It reduces our debt by $41 million (£34 million) and provides us with a stronger balance sheet and enhanced liquidity to help ensure continued operations through the ongoing bear market. It also allows us to focus on optimizing our operations with significantly lower capex and opex requirements."

Wall continued, "Argo will maintain ownership of its fleet of Bitcoin mining machines, which represents approximately 2.5 EH/s of total hashrate capacity. Our miners currently operating at Helios will continue to be hosted there by Galaxy, which is a high-quality, institutional participant in the Bitcoin mining space."

Company Advisors

McDermott Will & Emery LLP and Fladgate LLP acted as legal advisers to Argo. Stifel GMP acted as a financial adviser, and Berkeley Research Group, LLC provided secondary independent financial advice to the Company. Houlihan Lokey acted as the financial adviser to Argo's Board of Directors.

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	ir@argoblockchain.com
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Seamus Fricker Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 December, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel